Exhibit (a)(1)(F)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated June 24, 2020, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer comply with the laws of any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.
Notice of Offer to Purchase
All Outstanding Shares of Common Stock
of
Finjan Holdings, Inc.
at
$1.55 Per Share, Net to the Seller in Cash,
Pursuant to the Offer to Purchase dated June 24, 2020
by
CFIP Goldfish Merger Sub Inc.,
a direct wholly owned subsidiary of
CFIP Goldfish Holdings LLC
CFIP Goldfish Merger Sub Inc., a Delaware corporation (“Offeror”) and wholly owned subsidiary of CFIP Goldfish Holdings LLC, a Delaware limited liability company (“Parent”), is making an offer to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Finjan Holdings, Inc., a Delaware corporation (“Finjan”), for a price per Share of $1.55 (such amount, as it may be adjusted from time to time upon the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the “Offer Price”), net to the seller in cash, without interest and less any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, collectively constitute the “Offer”). Offeror was formed for the purpose of making the Offer and merging with and into Finjan in connection with the transactions described in the Offer to Purchase. Parent is controlled by Fortress Operating Entity I LP (“FOE I”), a Delaware limited partnership, FIG Corp., a Delaware corporation (“FOE GP”) and Fortress Investment Group LLC, a Delaware limited liability company (“FIG” and, together with FOE I and FOE GP, “Fortress”).
Any stockholder of Finjan wishing to tender Shares pursuant to the Offer must, prior to the expiration of the Offer, (1) complete and sign the Letter of Transmittal that accompanies the Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (the “Depositary and Paying Agent”), together with certificates representing the Shares tendered or following the procedure for book-entry transfer described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase or (2) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender his, her or its Shares.
Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to tender Shares into the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to tender Shares into the Offer.
Any stockholder of Finjan wishing to tender Shares pursuant to the Offer and who cannot deliver all required documents to the Depositary and Paying Agent prior to the expiration of the Offer, may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase.
Tendering stockholders who are record holders of their Shares and tender directly to the Depositary and Paying Agent, will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Offeror pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such broker, dealer, commercial bank, trust company or other nominee as to whether it charges any service fees or commissions.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF JULY 22, 2020 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON JULY 22, 2020), UNLESS THE OFFER IS EXTENDED
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 10, 2020 (the “Merger Agreement”), by and among Parent, Offeror and Finjan, pursuant to which, following successful consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Offeror will merge with and into Finjan (the “Merger”), with Finjan surviving the Merger as a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, the Merger will become effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified therein (such time, the “Merger Effective Time”). At the Merger Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held by Finjan (or held in Finjan’s treasury) or its subsidiaries, Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or Offeror or any person that directly or indirectly owns all of the equity interests in Parent or Offeror or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the Merger) will be converted into the right to receive an amount in cash, without interest, equal to $1.55 per Share, without interest and less any withholding of taxes required by applicable law.
The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), (ii) at the Expiration Date (as defined below), there being no law or order of any governmental entity that directly or indirectly restrains, prohibits or otherwise makes illegal the consummation of the Offer or the Merger and (iii) since the date of the Merger Agreement, there not having occurred any Material Adverse Effect (as such term is defined in the Offer to Purchase). The Offer is also subject to other conditions set forth in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase (such other conditions, together with the conditions described above, the “Offer Conditions”). The Offer is not subject to any financing condition. The term “Initial Expiration Date” means 12:00 midnight, Eastern time, at the end of July 22, 2020 (one minute after 11:59 p.m., Eastern time, on July 22, 2020), unless Offeror, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the Initial Expiration Date of the Offer will be extended to the latest date at which the Offer, as so extended, expires (the “Expiration Date”). The term “Minimum Condition” is defined in Section 15 — “Certain Conditions of the Offer” of the Offer to Purchase and generally requires that there shall have been validly tendered in the Offer (in the aggregate), excluding any Shares validly withdrawn and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received (as defined in Section 251(h)(6)(f) of the DGCL), that number of Shares that, together with all Shares (if any) beneficially owned by Parent, Offeror or any of their respective direct or indirect wholly owned subsidiaries represent one more Share than 50% of the total number of Shares outstanding immediately following the expiration of the Offer (it being understood that, for purposes of calculating whether the foregoing condition has been satisfied, the aggregate number of Shares outstanding shall (i) include, without duplication, Shares issuable in respect of Finjan options for which the holders thereof have validly exercised such Finjan options and satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of Shares resulting from such exercises to the respective optionholders has not occurred prior to the expiration of the Offer and (ii) not include Shares held in treasury by Finjan as of the expiration of the Offer or any other Shares acquired by Finjan prior to the expiration of the Offer (including any such shares acquired in connection with tax withholding or payment of the exercise price for the exercise of Finjan Options), even if delivery to Finjan of Shares so acquired has not occurred prior to the expiration of the Offer).
Concurrently with the execution of the Merger Agreement, certain stockholders of Finjan have entered into Support Agreements, dated as of June 10, 2020 (the “Support Agreements”), with Parent and Offeror, which require such stockholders (the “Supporting Stockholders”), subject to the terms of the Support Agreement executed by each such Supporting Stockholder and discussed in Section 11 — “The Transaction Agreements” of the Offer to Purchase, among other things, to promptly (and in any event not later than five business days after the commencement of the Offer) tender and not withdraw all of the Shares owned by such Supporting Stockholder as of the date of such Support Agreement or otherwise acquired prior to the termination of the Support Agreement. The Shares covered by the Support Agreements constitute approximately 28% of the outstanding Shares as of June 23, 2020. The Support Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms.
The Finjan board of directors has unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of Finjan and the holders of Shares, (2) resolving that the Merger Agreement and the Merger will be effected pursuant to Section 251(h) of the DGCL, (3) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions and limitations set forth in the Merger Agreement and in accordance with the DGCL and (4) determining, upon the terms and subject to the conditions contained in the Merger Agreement to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the Merger Agreement, the terms and conditions of any such extension or amendment), Offeror will accept for payment and pay for all Shares validly tendered prior to the Expiration Date of the Offer and not properly withdrawn.
For purposes of the Offer, Offeror will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary and Paying Agent of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary and Paying Agent, which will act as agent for the purpose of receiving payments from Offeror and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Offeror’s rights under the Offer, the Depositary and Paying Agent may, nevertheless, on behalf of Offeror, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).
In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (1) certificate(s) representing those Shares or confirmation of a book-entry transfer of such Shares into the Depositary and Paying Agent’s account at The Depository Trust Company pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (2) the Letter of Transmittal, properly completed and duly executed (or, with respect to a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof, with any required signature guarantees), or an Agent’s message in connection with a book-entry transfer of shares, and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary and Paying Agent. Under no circumstances will Offeror pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.
Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Offeror expressly reserves the right to (1) increase the Offer Price, (2) waive any Offer Conditions and (3) make any other changes in the terms and conditions of the Offer. However, unless otherwise provided by the Merger Agreement, Offeror will not, without the prior written consent of Finjan, (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) reduce the maximum number of Shares sought to be purchased in the Offer, (4) amend, modify or waive certain conditions of the Offer, (5) impose conditions to the Offer that are in addition to the conditions of the Offer set forth in the Merger Agreement or amend, modify or supplement any condition to the Offer in any manner adverse to the holders of Shares, (6) except as provided in the Merger Agreement, accelerate, extend or otherwise modify or amend the Expiration Date or (7) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act. The Merger Agreement provides that unless otherwise agreed to in writing by Parent and Finjan, the Offer is initially scheduled to expire on the Initial Expiration Date. Subject to Parent, Offeror and Finjan’s respective termination rights under the terms of the Merger Agreement if, as of any Expiration Date, any condition of the Offer is not satisfied and has not been waived, the Offeror is required to, if requested by Finjan (and may without the consent of Finjan or of any other person) extend the Offer for successive periods of ten business days each (or such other period as Finjan and the Offeror may agree), until such time as all conditions of the Offer are satisfied or waived. Offeror will also extend the Offer from time to time for any period required by any law or rules, regulations, interpretations or positions of the SEC or its staff or The NASDAQ Stock Market LLC applicable to the Offer. However, in each of the foregoing extensions, in no event will Offeror (1) be required to extend the Offer beyond the earliest to occur of (A) the valid termination of the Merger Agreement and (B) September 8, 2020 (the “End Date”) or (2) be permitted to extend the Offer beyond the earliest of such deadlines without the prior written consent of Finjan.
Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was otherwise scheduled to expire. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.
Pursuant to Section 251(h) of the DGCL and due to the obligations of Parent, Offeror and Finjan under the Merger Agreement, Offeror expects the Merger to occur as soon as practicable after the time, if any, at which Offeror accepts for payment all Shares validly tendered and not properly withdrawn, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer (and in any event within two business days thereafter). Following consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Offeror, Parent and Finjan will take all necessary and appropriate actions to effect the Merger as promptly as practicable without a meeting of holders of Shares in accordance with Section 251(h) of the DGCL.
Shares tendered pursuant to the Offer may be properly withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after August 23, 2020, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. For a withdrawal to be proper and effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares.
All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its reasonable discretion, whose determination will be final and binding upon the tendering party. Offeror also reserves the absolute right to waive any defect or irregularity in the withdrawal of any Shares by any particular stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of Parent, Offeror, Finjan, the Depositary and Paying Agent,

the Information Agent or any other person is or will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any U.S. federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of tendering their Shares pursuant to the Offer, exchanging their Shares in the Merger or exercising appraisal rights. See Section 5 — “Material United States Federal Income Tax Consequences” of the Offer to Purchase for a discussion of certain material U.S. federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.
The information required to be disclosed by Rule 14d-6(d)(1) promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Finjan has provided Offeror with Finjan’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed or otherwise provided to record holders of Shares whose names appear on Finjan’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.
THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.
Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to Georgeson LLC, the information agent for the Offer (the “Information Agent”), at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
Except as set forth in the Offer to Purchase, neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Offeror for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
The Information Agent for the Offer is:
1290 Avenue of the Americas, 9th Floor
New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free:
866-391-7007
June 24, 2020